Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACTS:

Mr. Mingwei Zhang, Chief Financial Officer	Stephen D. Axelrod, CFA
Sino-Global, Beijing.	Wolfe Axelrod Weinberger Assoc. LLC
Tel. +86-10-6439-1888	Tel. (212) 370-4500 Fax (212) 370-4505

SINO-GLOBAL ANNOUNCES FISCAL FIRST QUARTER 2013 FINANCIAL RESULTS

- Revenues decreased 8.3% for the first quarter ended September 30, 2012 compared to prior fiscal year -

- Strong balance sheet with $3.1 million in cash and working capital of $1.4 million –

- Chinese government strict financing policies resulted in

decreased iron ore imports into China -

Beijing, November 14, 2012 – Sino-Global Shipping America, Ltd. (Nasdaq: SINO), a leading, non-state-owned provider of shipping agency services operating primarily in China, today announced its selected financial results for its first fiscal quarter ended September 30, 2012.

Financial Highlights for the First Fiscal Quarter Ended September 30, 2012

•	Total revenues decreased 8.3% to US$7.88 million, from US$8.59 million in the first fiscal quarter ended September 30, 2011.
•	The devaluation of the US dollar against the Chinese Renminbi (“RMB”) resulted in a minor change in gross margin from 9.76% in the first fiscal quarter of 2011 to 9.69% in the current fiscal quarter.
•	General and administrative expenses as a percentage of total revenues decreased to 12.6% from 16.1% as a result of strong internal budget controls.
•	Net loss was US$442,157 compared to net loss of US$826,940 in the first fiscal quarter of 2011.
•	Basic and diluted losses per share were US$0.07 and US$0.23 for the first fiscal quarter of 2013 and 2012, respectively. Earnings and losses per share are adjusted for the non-controlling interest.

Mr. Cao Lei, Sino-Global’s Chief Executive Officer, stated, “In this difficult macro economic environment, our revenues decreased 8.27% in the first quarter of fiscal 2013. Although it is difficult for us to predict future trend under economic uncertainties, we still believe that growth is a key for a small company like ours to survive and develop. As such, we will continue setting as our first priority increasing the top line growth.”

Mr. Cao, continued, “We continue to work on signing additional reciprocal shipping agency agreements in the near future that will result in additional ships and loading ports that use Sino-Global’s services and believe that these efforts will result in significant incremental revenues. In addition, we are working to achieve growth in fiscal 2013, supported by our efforts to maintain our current clients, attract new clients and increase in revenues from our agency services to vessels coming to Chinese ports as well as expanding business activities at the loading ports in Australia, Canada, South Africa, Brazil and other countries to which China has major trading activities.”

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In conclusion, Mr. Cao, stated, “While first quarter revenues were slightly lower than a year earlier, we have taken the necessary steps to limit our losses and preserve our capital structure. We believe fiscal 2013 results will accelerate over the course of the fiscal year as we maintain and add to our current customer base and benefit from the development of new markets in China and overseas reciprocal agreements.”

Selected Financial Results for Fiscal 2013

Revenues

Our total revenues decreased by 8.27% from $8,592,707 for the three months ended September 30, 2011 to $7,882,068 in the comparable three months in 2012. The number of ships that generated revenues for us increased from 106 for the first quarter of fiscal 2012 to 124 for the comparable quarter of fiscal 2013. In contrast the larger increased numbers of ships we served, our revenues decreased. This is because we provided protective services for more ships which generated significantly lower revenues per ship. For the three months ended September 30, 2012, we provided protective services to 51 ships, compared to 14 ships for the first quarter of 2011. We provided loading/discharging service to 73 and 92 ships for the three months ended September 30, 2012 and 2011, respectively.

Costs of Revenues.

Our cost of revenues decreased by 8.20% from $7,754,218 for the three months ended September 30, 2011 to $7,118,163 for the three months ended September 30, 2012. The revenues decreased faster than costs of revenues, and the gross margins decreased from 9.76% down to 9.69% for the comparative three months ended September 30, 2011 and 2012, respectively. The 0.07% decrease in gross margin was largely due to the devaluation of the U.S. dollar against the Chinese currency. The average foreign exchange rate was $1.00 to RMB 6.3524 for the three months ended September 30, 2012 compared to $1.00 to RMB 6.4176 for the three months ended September 30, 2011, a 1.02% increase during the period.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses primarily consist of salaries and benefits for our staff (both operating and administrative personnel), business promotion, depreciation expenses, office rental expenses and expenses for legal, accounting and other professional services. For the three months ended September 30, 2012, our general and administrative expenses as a percentage of our total revenues decreased from 16.08% to 12.64% for the three months ended September 30, 2011. This is mainly because we slowed down our business expansion in China and overseas to face the economic recession. In particular, the general and administrative expenses of our Australian and Hong Kong offices constituted about 10.22% of all general and administrative expenses for the period ended September 30, 2012, compared to that of 11.84% for the year earlier period.

Selling Expenses.

Our selling expenses primarily consist of commissions and traveling expenses for our operating staff to the ports at which we provide services. In line with the fall in our revenues, our selling expenses decreased in absolute amount and as a percentage of our total net revenues for the three months ended September 30, 2012.

Operating Loss.

We had an operating loss of $318,876 for the three months ended September 30, 2012, compared to operating loss of $648,006 for the comparable three months in 2011. The operating loss for the first quarter of fiscal 2013 was decreased primarily due to the reduced general and administrative expenses.

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Our net financial expense was $2,568 for the three months ended September 30, 2012, compared to our net financial expense of $44,003 for the three months ended September 30, 2011. The net financial expenses were derived largely from the foreign exchange losses recognized in the financial statement consolidation. Foreign exchange losses resulting from the settlement of foreign exchange transactions are recognized in the condensed consolidated statements of operations.

Our income tax expense was $157,200 for the three months ended September 30, 2012, compared to income tax benefits of $23,121 for the three months ended September 30, 2011. As we made tax provision of $24,200 and recognized $133,000 of net deferred tax assets, the income tax expense of the first quarter of 2013 were $157,200.

As a result of the foregoing, we had a net loss of $442,157 for the quarter ended September 30, 2012, compared to net loss of $826,940 for the quarter ended September 30, 2011. After deduction of non-controlling interest in loss, net loss attributable to Sino-Global Shipping America, Ltd. was $190,233 for the three months ended September 30, 2012, compared to net loss of $665,787 for the three months ended September 30, 2011. With other comprehensive loss foreign currency translation, comprehensive loss was $199,016 for the three months ended September 30, 2012, compared to comprehensive loss of $625,357 for the three months ended September 30, 2011.

Other Selected Data

As of September 30, 2012, we had $3,117,556 in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and cash in banks. We deposited approximately 89.14% of our cash in banks in the USA, Australia and Hong Kong.

About Sino-Global Shipping America, Ltd.

Registered in the United States in 2001 and operating primarily in mainland China, Sino-Global is a leading, non-state-owned provider of high-quality shipping agency services. With local branches in most of China's main ports and contractual arrangements in all those where it does not have branch offices, Sino-Global is able to offer efficient, high-quality shipping agency services to shipping companies entering Chinese ports. With a subsidiary in Perth, Australia, where it has a contractual relationship with a local shipping agency, Sino-Global provides complete shipping agent services to companies involved in trades between Chinese and Australian ports. Sino-Global also cooperates with companies in Hong Kong, China, India, and South Africa to offer comprehensive shipping agent services to vessels going to and from some of the world's busiest ports.

Sino-Global provides ship owners, operators and charters with comprehensive yet customized shipping agency services including intelligence, planning, real-time analysis and on-the-ground implementation and logistics support. Sino-Global has achieved both ISO9001 and UKAS certifications.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global's filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For More Information

For a more detailed review of Sino-Global’s financial results for fiscal quarter ended September 30, 2012, please refer to the company’s filing on Form 10-Q filing or Sino-Global’s web site: www.sino-global.com.

- Tables to Follow –

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SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)

	For the three months ended September 30,
	2012	2011

Net Revenues	$7,882,068	$8,592,707

Cost of revenues	(7,118,163)	(7,754,218)
Gross profit	763,905	838,489

General and administrative expenses	(996,273)	(1,381,913)
Selling expenses	(86,508)	(104,582)
	(1,082,781)	(1,486,495)

Operating Loss	(318,876)	(648,006)

Financial expense, net	(2,568)	(44,003)
Other income, net	36,487	30,032
Loss from equity investment	-	(188,084)
	33,919	(202,055)

Net loss before provision for income taxes	(284,957)	(850,061)

Income tax (expense) benefit	(157,200)	23,121

Net loss	(442,157)	(826,940)

Net loss attributed to non-controlling interest	(251,924)	(161,153)

Net loss attributable to Sino-Global Shipping America, Ltd	(190,233)	(665,787)

Net loss	(442,157)	(826,940)

Other comprehensive income:
Foreign currency translation adjustments	(5,819)	33,649
Comprehensive loss	(447,976)	(793,291)

Less: Comprehensive loss attributable to non-controlling interest	(248,960)	(167,934)

Comprehensive loss attributable to Sino-Global Shipping America Ltd.	$(199,016)	$(625,357)

Loss per share
-Basic and diluted	$(0.07)	$(0.23)

Weighted average number of common shares used in computation
-Basic and diluted	$2,903,841	$2,903,841

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SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	June 30,
	2012	2012

Assets
Current assets
Cash and cash equivalents	$3,117,556	$4,433,333
Advances to suppliers	831,821	901,654
Accounts receivable, less allowance for doubtful accounts of $357,140	3,700,083	3,788,966
Other receivables, less allowance for doubtful accounts of $80,000	509,509	377,835
Other current assets	58,300	82,257
Prepaid taxes	27,356	27,356
Deferred tax assets	87,500	175,000

Total current assets	8,332,125	9,786,401

Property and equipment, net	391,444	415,672
Other long-term assets	21,260	30,457
Deferred tax assets - long term	298,500	344,000

Total Assets	9,043,329	10,576,530

Liabilities and Equity
Current liabilities
Advances from customers	166,765	303,437
Accounts payable	6,456,493	7,467,145
Accrued expenses	88,007	92,217
Other current liabilities	233,257	169,628

Total Current Liabilities	6,944,522	8,032,427

Total Liabilities	$6,944,522	$8,032,427

Commitments and Contingency

Equity
Preferred stock, 1,000,000 shares authorized, no par value;	-	-
Common stock, 10,000,000 shares authorized, no par value; 3,029,032 shares issued, 2,903,841 outstanding	$7,709,745	$7,709,745
Additional paid-in capital	1,191,796	1,191,796
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(3,247,090)	(3,056,858)
Accumulated other comprehensive loss	10,890	16,709
Unearned Stock-based Compensation	(202,089)	(202,089)

Total Sino-Global Shipping America Ltd. Stockholders' equity	5,090,725	5,286,776

Non-Controlling interest	(2,991,918)	(2,742,673)

Total equity	2,098,807	2,544,103

Total Liabilities and Equity	$9,043,329	$10,576,530

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